FORM 53-901F
Material Change Report Under Section 85(1) of the Securities Act (British Columbia)

FORM 27
Material Change Report Under Section 146(1) of the Securities Act (Alberta)

ITEM 1

Reporting Issuer
State the full name and address of the principal office in Canada of the reporting issuer:

Netco Energy Inc. (the “Company”)
#1100 – 609 West Hastings Street
Vancouver, B.C. V6B 4W4
Telephone: (604) 331-3376

ITEM 2	Date of Material Change State the date of the material change: March 1, 2004
ITEM 3	Press Release State the date and place(s) of issuance of the press release issued under section 85(1) of the Act. March 2, 2004 Vancouver, British Columbia
ITEM 4

Summary of Material Change
Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces it has entered into a formal Investors Relations Agreement effective March 1, 2004 with Mr. Chadwick Wasilenkoff to perform investor relations and marketing activities on behalf of the Company.

ITEM 5	Full Description of Material Change See attached Schedule “A”.
ITEM 6	Reliance on Section 85(2) of the Act If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance: N/A
ITEM 7	Omitted Information N/A
ITEM 8

Senior Officers
Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

CHRIS SCHULTZE, President
(604) 331-3376

ITEM 9

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of March, 2004.

“Chris Schultze”
_________________________
Chris Schultze,
President

Schedule "A"

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces Investor Relations Agreement update

VANCOUVER, March 2, 2004 – Netco Energy Inc. (the “Company”) (TSXV: NEI) is pleased to announce that the Company has entered into a formal Investors Relations Agreement effective March 1, 2004 with Mr. Chadwick Wasilenkoff to perform investor relations and marketing activities on behalf of the Company.

Mr. Wasilenkoff graduated from the University of British Columbia (in Vancouver, British Columbia) in 1995 with a Bachelor of Arts Degree. Following university, Mr. Wasilenkoff was employed at Canaccord Capital Corporation for 5 years as a Registered Investment Advisor until he left to pursue other investment opportunities in the fall of 2002.

The term of the agreement with Mr. Wasilenkoff will initially be a six-month term, effective March 1, 2004, renewable for a second six-month term (upon mutual consent). The Company will pay Mr. Wasilenkoff a monthly fee of $5,000 per month plus up to $2,000 per month in overhead costs. Pursuant to the agreement, the Company also will grant to Mr. Wasilenkoff 100,000 incentive stock options exercisable at $0.60 per share for a period of five years. The options will vest as to 25,000 options after each 90 day period during the term of the agreement, such that all 100,000 stock options vest on the 360th day after the effective date. Any stock options that have not vested prior to termination of the agreement shall be cancelled. Upon termination of the agreement any vested options shall expire after one month. The foregoing terms are subject to applicable securities laws and regulatory approval.

For further information, please contact Chris Schultze at (604) 331-3376.

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